Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

Bloomberg

Getty Images to Go Public in Deal With CC Neuberger SPAC

Crystal Tse

10 December 2021

Getty Images will merge with a blank-check firm backed by CC Capital and Neuberger Berman, returning a company bearing one of the most storied names in business to the public market.

The deal values the Seattle-based licensing provider of stock and news photos at $4.8 billion including debt, according to a statement Friday. The agreement with CC Neuberger Principal Holdings II involves a total equity investment of $1.2 billion. That includes funds raised by the special purpose acquisition company and a $150 million private investment in public equity, or Pipe.

Getty is valued in the transaction at 15.2 times an estimated $315 million in adjusted earnings before interest, taxes, depreciation and amortization for 2022, the companies said. The SPAC is led by former Blackstone Group Inc. senior managing director Chinh E. Chu.

Executives at the 26-year-old company initially favored a traditional initial public offering before picking CC Neuberger, which will invest $600 million in the transaction, Getty Chief Executive Officer Craig Peters said in an interview.

Reducing Debt

“It was really about CC Neuberger, I think, much more so than it was about SPAC or IPO,” Peters said. “That quantum of capital and that certainty and a partner that was very vested in the transaction and believed in the Getty business is really what differentiated them.”

Getty was taken private by the buyout firm Hellman & Friedman in a $2.4 billion transaction in 2008. Hellman & Friedman then sold a controlling stake to Carlyle Group Inc. through a $3.3 billion deal in 2012. The Getty family took control of the company in 2018, acquiring Carlyle’s stake. Later that year, Koch Industries Inc.’s investment arm took a minority stake in the business, according to a statement.

The company struggled with high leverage following Carlyle’s purchase and completed a distressed debt exchange in 2015. Moody’s Investors Service rated the company B3 -- six levels below investment grade -- in July, on the expectation that Getty’s operating performance and financial leverage will improve over the next two years.

Proceeds from the deal will go primarily toward reducing debt, said Peters, who will continue to lead the company after the merger. The remainder of the capital will allow Getty to invest in organic growth, he said.

Oil Wealth

The directors of the combined company will be appointed by the Getty family, Koch and the SPAC’s sponsor. Co-founder Mark Getty, the grandson of oil magnate J. Paul Getty, will continue as chairman.

“As a public company Getty Images will be able to aggressively invest in more product and service solutions to address the needs of all of our customers,” Mark Getty said in the statement. “This will cement and enhance our position as the first-place people turn to discover, purchase, and share powerful visual content from the world’s best photographers and videographers.”

CC Neuberger Principal Holdings II raised $828 million in its IPO in July 2020, including so-called greenshoe shares. In addition to Chu, the SPAC is led by Matthew Skurbe, Douglas Newton, Jason K. Giordano, Charles Kantor and others at CC Capital and Neuberger Berman.

Another of Chu’s blank-check companies in 2020 took potato-chip maker Utz Brands Inc. public, marking another deal with a company that has significant backing from the founding family.

NFT Aspirations

The pandemic-induced shutdown of entertainment and sports event hit Getty’s editorial coverage, which contributes a third of its overall business, Peters said. While fashion shows, movie premiers and concerts have yet to recover fully, sporting events have significantly bounced back. Overall, Getty’s business this year has outperformed 2020, he said.

Peters expects growth to be driven by corporates that are using social media platforms to produce content more frequently.

Video is also a likely area for growth, he said, adding that only 15% of its customers currently use video. “When we were public last time, it was less than 5% of our business. It’s now approaching 20%,” he said. Getty is a distributor of Bloomberg News’s content.

Small businesses that are upgrading their e-commerce presence have been a new customer base for the company’s iStock arm and for Unsplash, its most recent acquisition, which targets individual content creators. Getty plans to start offering data as a service next year to help its clients determine what would drive better engagement.

Non-fungible tokens -- the digital assets known as NFTs -- are an area that Getty has “yet to fully exploit,” Peters said.

“You think about the NFTs as the monetization of culture,” he said “Passions around sports, fashion, celebrity, music, all those things -- I think that’s a real opportunity for us, and one that we have yet to really scratch the surface of.”

The transaction must still be approved by the SPAC’s shareholders. The combined company’s shares are expected to trade on the New York Stock Exchange under the symbol GETY. Rothschild & Co., Credit Suisse Group AG, Citigroup Inc. advised CC Neuberger while Goldman Sachs Group Inc. and JPMorgan Chase & Co. were advisers to Getty Images.